[Flow Letterhead]

September 28, 2005

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Flow International Corporation
Item 4.02 Form 8-K
File No. 0-12448
Filed September 21, 2005

Dear Mr. Decker:

Flow International Corporation (the “Company”) is hereby submitting this response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated September 22, 2005 addressed to Stephen R. Light, the Chief Executive Officer of the Company.

Below we have reprinted each of the Staff’s comments in bold and thereunder set forth our related response.

COMMENT: You have disclosed that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

RESPONSE:

The Company currently intends to file an amended Form 10-K with the restated financials. As set forth in Item 4.02 of the Form 8-K filed by the Company on September 21, 2005, the Company, after consultation with its Independent Registered Public Accounting Firm (“IRPAF”), has determined that it will restate its financial results for the year ended April 30, 2005 as a result of an error related to the valuation of anti-dilution warrants issued to the Company’s lenders on March 21, 2005. In addition, the Company, in conjunction with its IRPAF, is currently evaluating other matters which may result in further adjustment to the financial results for the year ended April 30, 2005.

The Company’s IRPAF is currently being inspected by the Public Company Accounting Oversight Board and the IRPAF has advised the Company that, in conjunction with this inspection, the IRPAF needs to continue to complete required audit procedures in connection with its audit of the Company’s 2005 financial statements. Until the IRPAF has completed these procedures and the 2005 financial statements are restated, the Company will not be in a position to file the 10-Q for the first quarter. The Company has not been advised by the IRPAF how long it will take for it to complete these required audit procedures.

Additionally, the Company confirms and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me or our attorneys at Preston Gates & Ellis LLP—specifically William Gleeson, or in his absence, Chris K. Visser, both of whom can be reached at (206) 623-7580 if you have any questions or further comments with respect to the foregoing.

Very truly yours,

Flow International Corporation.

By	/s/ John Leness
John Leness
General Counsel and Corporate Secretary

cc:	Stephen R. Light

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104

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